UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF GEORGIA (SAVANNAH)

IN RE:	}	CASE NUMBER:	<u>10-10134</u>
	}		
MORRIS PUBLISHING GROUP LLC, ET AL	}	JUDGE:	<u>JOHN S. DALIS</u>
	}		
DEBTORS.	}	CHAPTER 11	

DEBTOR'S STANDARD MONTHLY OPERATING REPORT (BUSINESS)

FOR THE PERIOD
FROM: 1/19/2010   TO: 2/28/2010

Comes now the above-named debtor and files its Monthly Operating Reports in accordance with the Guidelines established by the United States Trustee and FRBP 2015.

/s/ Nicholas M. Miller
Attorney for Debtor's Signature

Debtor's Address
and Phone Number:

Attorney's Address
And Phone Number:

P.O. Box 936
Augusta, GA 30903-0936
706-724-0851

Neal, Gerber & Eisenberg LLP
Two North LaSalle Street, Suite 1700
Chicago, IL 60602-3801
312-269-5654

Note: The original Monthly Operating Report is to be filed with the court and a copy simultaneously

provided to the United States Trustee Office. Monthly Operating Reports must be filed by the 20th day of the following month.

For assistance in preparing the Monthly Operating Report, refer to the following resources on the United States Trustee Program Website, http://www.usdoj.gov/ust/r21/reg_info.htm.
1)   Instructions for Preparations of Debtor's Chapter 11 Monthly Operating Report
2)   Initial Filing Requirements
3)   Frequently Asked Questions(FAQs), http://www.usdoj.gov/ust/.

SCHEDULE OF RECEIPTS AND DISBURSEMENTS

Reporting Period Beginning: 1/19/2010   Period Ending: 2/28/2010

Name of Debtor: MORRIS PUBLISHING GROUP LLC, ET AL   Case Number: 10-10134

Date of Petition: 1/19/2010

			CURRENT PERIOD		CUMULATIVE PETITION TO DATE	
1.	**FUNDS AT BEGINNING OF PERIOD**		$ 19,006,615.00	(a)	$ 19,006,615.00	(b)
2.	**RECEIPTS:**					
	A.	Cash Sales				
		Minus: Cash refunds	(-)			
		Net Cash Sales				
	B.	Accounts Receivable	$ 33,064,799.00		$ 33,064,799.00	*
	C.	Other Receipts (See MOR-3)				
	(If you receive rental income, you must attach a rent roll.)					
3.	**TOTAL RECEIPTS** (Lines 2A+2B+2C)		$ 33,064,799.00		$ 33,064,799.00	
4.	**TOTAL FUNDS AVAILABLE FOR OPERATIONS** (Line 1+ Line 3)		$ 52,071,414.00		$ 52,071,414.00	
5.	**DISBURSEMENTS**					
	A.	Advertising	$ 123,672.00		$ 123,672.00	
	B.	Bank Charges	$ 204,369.00		$ 204,369.00	
	C.	Contract Labor	$ 134,467.00		$ 134,467.00	
	D.	Fixed Asset Payments (not incl. in "N")	$ 105,666.00		$ 105,666.00	
	E.	Insurance	$ -		$ -	
	F.	Inventory Payments (See Attachment 3)	$ 3,537,160.00		$ 3,537,160.00	
	G.	Leases	$ 27,701.00		$ 27,701.00	
	H.	Manufacturing Supplies	$ 230,353.00		$ 230,353.00	
	I.	Office Supplies	$ 322,661.00		$ 322,661.00	
	J.	Payroll - Net (See Attachment 4B)	$ 6,718,277.00		$ 6,718,277.00	
	K.	Professional Fees (Accounting & Legal)	$ 65,377.00		$ 65,377.00	
	L.	Rent	$ 332,806.00		$ 332,806.00	
	M.	Repairs & Maintenance	$ 258,207.00		$ 258,207.00	
	N.	Secured Creditor Payments (See Attachment 2)	$ 484,292.00		$ 484,292.00	
	O.	Taxes Paid - Payroll (See Attachment 4C)	$ 2,632,984.00		$ 2,632,984.00	
	P.	Taxes Paid - Sales & Use (See Attachment 4C)	$ 545,730.00		$ 545,730.00	
	Q.	Taxes Paid - Other (See Attachment 4C)	$ 241,482.00		$ 241,482.00	
	R.	Telephone	$ 129,020.00		$ 129,020.00	
	S.	Travel & Entertainment	$ 100,731.00		$ 100,731.00	
	T.	U.S. Trustee Quarterly Fees	$ -		$ -	
	U.	Utilities	$ 485,820.00		$ 485,820.00	
	V.	Vehicle Expenses	$ 75,183.00		$ 75,183.00	
	W.	Other Operating Disbursements (MOR-3)	$ 4,746,823.00		$ 4,746,823.00	
6.	**TOTAL DISBURSEMENTS** (Sum of 5A thru W)		$ 21,502,781.00		$ 21,502,781.00	
7.	**ENDING BALANCE** (Line 4 Minus Line 6)		$ 30,568,633.00	(c)	$ 30,568,633.00	(c)

I declare under penalty of perjury that this statement and the accompanying documents and reports are true and correct to the best of my knowledge and belief.

This   **2 2**   day of   March, 2010

_____
(Signature)

(a) This number is carried forward from last month's report. For the first report only, this number will be the balance as of the petition date.

(b) This figure will not change from month to month. It is always the amount of funds on hand as of the date of the petition.

(c) These two amounts will always be the same if form is completed correctly.

* Includes de minimis cash receipts amount of less than $5,000.00.

SCHEDULE OF RECEIPTS AND DISBURSEMENTS (cont'd)

Detail of Other Receipts and Other Disbursements

OTHER RECEIPTS:

Describe Each Item of Other Receipt and List Amount of Receipt. Write Totals on Page MOR-2, Line 2C

Description	Current Period	Cumulative Petition to Date
NONE		
TOTAL OTHER RECEIPTS	$ -	$ -

If "Other Receipts" includes Loans from Insiders and other sources (i.e. Officer/Owner, related parties directors, related corporations, etc), please describe below:

Loan Amount	Source of Funds	Purpose	Repayment Schedule

OTHER OPERATING DISBURSEMENTS:

Describe Each Item of Other Disbursement and List Amount of Disbursement. Write totals on Page MOR-2, Line 5W.

Description	Current Period	Cumulative Petition to Date
Mgmt Fees & Reimbursable Expenses to Affiliate	$ 4,240,920.00	$ 4,240,920.00
Newspaper Distribution & Other Misc. Expenses	505,903.00	505,903.00
TOTAL OTHER OPERATING DISBURSEMENTS	$ 4,746,823.00	$ 4,746,823.00

NOTE: Attach a current Balance Sheet and Income (Profit & Loss) Statement.

MORRIS PUBLISHING GROUP, LLC ET AL
CASH RECEIPTS & DISBURSEMENTS DETAIL
JAN 19 - FEB 28, 2010

Debtor →	1. Morris Publishing Group, LLC	2. Athens Newspapers LLC	3. Broadcaster Press Inc.	4. Florida Publishing Company	5. Homer News LLC	6. Log Cabin Democrat LLC	7. Morris Publishing Finance Company	8. MPG Allegan Property LLC	9. MPG Holland Property LLC	10. Southeastern Newspapers Company LLC	11. Southwestern Newspapers Company LLC	12. Stauffer Communications Inc.	13. The Oak Ridger LLC	14. The Sun Times LLC	15. Yankton Printing Company	Consolidated Total as Reported on MOR-2/MOR-3
Case Number →	10-10134	10-10135	10-10136	10-10137	10-10138	10-10139	10-10140	10-10141	10-10142	10-10143	10-10144	10-10145	10-10146	10-10147	10-10148	
Receipts																
A. Cash Sales	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
B. Accounts Receivable	33,064,799.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	33,064,799.00
C. Other Receipts (See MOR-3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	$ 33,064,799.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 33,064,799.00
Disbursements																
A. Advertising	$ 123,672.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 123,672.00
B. Bank Charges	204,369.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	204,369.00
C. Contract Labor	134,467.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	134,467.00
D. Fixed Asset Payments (not incl. in "N")	105,666.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	105,666.00
F. Inventory Payments (See Attachment 3)	3,537,160.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,537,160.00
G. Leases	27,701.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	27,701.00
H. Manufacturing Supplies	230,353.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	230,353.00
I. Office Supplies	322,661.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	322,661.00
J. Payroll - Net (See Attachment 4B)	6,718,277.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6,718,277.00
K. Professional Fees (Accounting & Legal)	65,377.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	65,377.00
L. Rent	332,806.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	332,806.00
M. Repairs & Maintenance	258,207.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	258,207.00
N. Secured Creditor Payments (See Attachment 2)	484,292.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	484,292.00
O. Taxes Paid - Payroll (See Attachment 4C)	2,632,984.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,632,984.00
P. Taxes Paid - Sales & Use (See Attachment 4C)	545,730.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	545,730.00
Q. Taxes Paid - Other (See Attachment 4C)	241,482.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	241,482.00
R. Telephone	129,020.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	129,020.00
S. Travel & Entertainment	100,731.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100,731.00
U. Utilities	485,820.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	485,820.00
V. Vehicle Expenses	75,183.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	75,183.00
W. Other Operating Disbursements (MOR-3)	4,746,823.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4,746,823.00
	$ 21,502,781.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 21,502,781.00
Other Operating Disbursements																
Mgmt Fees & Reimbursable Expenses to Affiliate	$ 4,240,920.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 4,240,920.00
Newspaper Distribution & Other Misc. Expenses	505,903.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	505,903.00
	$ 4,746,823.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 4,746,823.00

Note: Morris Publishing Group, LLC and its subsidiaries use a centralized cash management system so all cash flows are through the Morris Publishing Group, LLC entity.

Morris Publishing Group, LLC and Subsidiaries
Balance Sheet (Unaudited)
(in 000's)

	February 28 2010
ASSETS:	
CURRENT ASSETS:	
Cash and cash equivalents	$ 30,568,633
Accounts receivable, net of allowances	25,009,245
Inventory	2,260,926
Due from Affiliate	(3,568,039)
Prepaid and other current assets	4,016,829
Total current assets	58,287,592
NET PROPERTY AND EQUIPMENT	92,337,566
OTHER ASSETS:	
Intangibles	4,792,527
Deferred loan costs and other assets	8,234,108
Total other assets	13,026,635
Total assets	$ 163,651,794
LIABILITIES AND MEMBERS' INTEREST:	
CURRENT LIABILITIES:	
Accounts payable	$ 4,892,922
Current maturities of long-term debt	388,478,000
Accrued interest	31,775,396
Income taxes payable	(7,565,137)
Deferred revenues	12,354,772
Accrued employee costs	3,764,574
Other accrued liabilities	1,307,688
Total current liabilities	435,008,215
CAPITAL LEASE OBLIGATION	
LONG-TERM DEBT, less current portion	28,996,327
DEFERRED INCOME TAXES, less current portion	12,974,000
OTHER LONG-TERM LIABILITIES	2,833,669
MINORITY INTEREST	(250)
Total liabilities	479,811,961
Member's interest (deficit)	(296,985,337)
Loan payable to (receivable from) Morris Communications, net	(19,174,830)
Total member's deficiency in assets	(316,160,168)
Total liabilities and member's deficiency in assets	$ 163,651,794

Morris Publishing Group, LLC and Subsidiaries
Income Statement (Unaudited)

	Jan 19 thru Feb 28 2010
NET OPERATING REVENUES:	
Retail	$ 11,337,061
National	1,468,788
Classified	6,808,063
Total advertising revenue	19,613,912
Circulation	7,669,869
Other	1,237,281
Total net operating revenue	28,521,061
OPERATING COSTS:	
Labor and employee benefits	11,159,006
Newsprint, ink and supplements	2,470,279
Other operating costs	10,922,342
Depreciation and amoritization	1,180,240
Total operating costs	25,731,866
Operating income	2,789,195
OTHER EXPENSE (INCOME):	
Interest expense	4,374,445
Interest Income	(536)
Other, net	(13,040)
Total other expense (income)	4,360,869
INCOME (LOSS) BEFORE TAXES	(1,571,674)
PROVISION FOR INCOME TAXES	(720,900)
NET INCOME (LOSS)	$ (850,774)

ATTACHMENT 1

ACCOUNTS RECEIVABLE RECONCILIATION AND AGING

Name of Debtor: MORRIS PUBLISHING GROUP LLC, ET AL   Case Number: 10-10134

Reporting Period Beginning: 1/19/2010   Period Ending: 2/28/2010

ACCOUNTS RECEIVABLE AT PETITION DATE: $ 36,473,949.00

ACCOUNTS RECEIVABLE RECONCILIATION
(Include all accounts receivable, pre-petition and post-petition, including charge card sales which have not been received):

Beginning of Period Balance, Gross	$ 36,473,949.00	(a)
PLUS: Current New Billings	23,947,793.00	
MINUS: Collections During the Period	(33,064,799.00)	(b)
PLUS/MINUS: Adjustments or Write-offs	-	*
End of Period Balance, Gross	$ 27,356,943.00	(c)

*For any adjustments or write-offs provide explanation and supporting documentation, if applicable:

_____

_____

PRE & POST PETITION ACCOUNTS RECEIVABLE AGING
(Show the total for each aging category for all accounts receivable)

0-30 Days	31-60 Days	61-90 Days	Over 90 Days	Total	
$ 22,167,661.00	$ 3,316,862.00	$ 878,107.00	$ 994,313.00	$ 27,356,943.00	(c)

For any receivables in the "Over 90 Days" category, complete information below:

Customer	Receivable Date	Status (Collection efforts taken, estimate of collectibility write-off, disputed account, etc.)

EXHIBIT PAGES ARE VOLUMINOUS & HAVE BEEN PURPOSELY OMITTED

_____

_____

(a) This number is carried forward from last month's report. For the first report only, this number will be the balance as of the petition date.

(b) This must equal the number reported in the "Current Period" column of Schedule of Receipts and Disbursements (Page MOR-2, Line 2B).

(c) These two amounts must equal.

ACCOUNTS PAYABLE AND SECURED PAYMENTS REPORT

Name of Debtor: <u>MORRIS PUBLISHING GROUP LLC, ET AL</u> Case Number: <u>10-10134</u>

Reporting Period Beginning: <u>1/19/2010</u> Period Ending: <u>2/28/2010</u>

In the space below list all invoices or bills incurred and not paid <u>since the filing of the petition</u>. <u>Do not</u> include amounts owed prior to filing the petition. In the alternative, a computer generated list of payables may be attached provided all information requested below is included.

PRE & POST-PETITION PAYABLE

Date Incurred	Days Outstanding	Vendor	Description	Amount
EXHIBIT PAGES ARE VOLUMINOUS & HAVE BEEN PURPOSELY OMITTED				

TOTAL AMOUNT	$ 4,892,922.00 (b)

☑ Check here if pre-petition debts have been paid. Attach an explanation and copies of supporting documentation: First Day Court Orders Allowed Payment of Pre-Petition A/P in Normal Course.

ACCOUNTS PAYABLE RECONCILIATION (Pre & Post Petition Unsecured Debt)

Opening Balance	$	8,326,542.00 (a)
PLUS: New Indebtedness This Period		6,095,134.00
MINUS: Amount Paid on Pre & Post Petition		
Accounts Payable This Period		(9,528,754.00)
PLUS/MINUS: Adjustments		- *
Ending Period Balance	$	4,892,922.00 (c)

* For any adjustments provide explanation and supporting documentation, if applicable.

SECURED PAYMENTS REPORT

List the status of Payments to Secured Creditors and Lessors (Post Petition Only). If you have entered into a modification agreement with a secured creditor/lessor, consult with your attorney and the United States Trustee Program prior to completing this section.

Secured Lender/ Lessor	Date Payment Due This Period	Amount Paid This Period	Number of Post Petition Payments Delinquent	Total Amount of Post Petition Payments Delinquent
Tranche A Debt	2/1/2010	$ 484,292.00	None	None
TOTAL		$ 484,292.00 (d)		

(a) This number is carried forward from last month's report. For the first report only, this number will be zero.

(b, c) The total of line (b) must equal line (c).

(d) This number is reported in the "Current Period" column of Schedule of Receipts and Disbursements (Page MOR-2, Line 5N)

ATTACHMENT 3
INVENTORY AND FIXED ASSETS REPORT

Name of Debtor: MORRIS PUBLISHING GROUP LLC, ET AL   Case Number: 10-10134

Reporting Period Beginning   1/19/2010   Period Ending: 2/28/2010

INVENTORY REPORT

INVENTORY BALANCE AT PETITION DATE		$	2,506,722.00
INVENTORY RECONCILIATION:			
Inventory Balance at Beginning of Period		$	2,506,722.00 (a)
PLUS: Inventory Purchased During Period			3,537,160.00
MINUS: Inventory Used or Sold			(3,780,125.00)
PLUS/MINUS: Adjustments or Write-downs			(2,831.00)
Inventory on Hand at End of Period		$	2,260,926.00

METHOD OF COSTING INVENTORY: LIFO Basis (newsprint); FIFO Basis (all other inventories)

*For any adjustments or write-downs provide explanation and supporting documentation, if applicable.

INVENTORY AGING

Less than 6 months old	6 months to 2 years old	Greater than 2 years old	Considered Obsolete	Total Inventory
100 %	%	%	%	100%

* Aging Percentages must equal 100%.
☐   Check here if inventory contains perishable items.

Description of Obsolete Inventory: None

FIXED ASSET REPORT

FIXED ASSETS FAIR MARKET VALUE AT PETITION DATE	Unknown	(b)
(Includes Property, Plant and Equipment)		

BRIEF DESCRIPTION (First Report Only):

FIXED ASSETS RECONCILIATION:		
Fixed Asset Book Value at Beginning of Period	$93,388,724.00 (a)(b)	
MINUS: Depreciation Expense	(1,124,817.00)	
PLUS: New Purchases	105,666.00	
PLUS/MINUS: Adjustments or Write-downs	(32,007.00) *	
Ending Period Balance	$92,337,566.00	

*For any adjustments or write-downs, provide explanation and supporting documentation, if applicable:
Normal course disposal of miscellaneous office equipment.

BRIEF DESCRIPTION OF FIXED ASSETS PURCHASED OR DISPOSED OF DURING THE REPORTING
PERIOD: Normal course disposal and replacement of office equipment.

(a) This number is carried forward from last month's report. For the first report only, this number will be the
      balance as of the petition date.
(b) Fair Market Value is the amount at which fixed assets could be sold under current economic conditions.
      Book Value is cost of the fixed assets minus accumulated depreciation and other adjustments.

SUMMARY OF BANK ACTIVITY - OPERATING ACCOUNT

Name of Debtor: <u>MORRIS PUBLISHING GROUP LLC, ET AL</u>   Case Number: <u>10-10134</u>

Reporting Period Beginning: <u>1/19/2010</u>   Period Ending: <u>2/28/2010</u>

SEE ATTACHED "SUMMARY OF BANK ACTIVITY" SCHEDULE

Attach a copy of current month bank statement and bank reconciliation to this Summary of Bank Activity. A standard bank reconciliation form can be found at http://www.usdoj.gov/ust/r2/reg_info.htm. If bank accounts other than the three required by the United States Trustee Program are necessary, permission must be obtained from the United States Trustee prior to opening the accounts. Additionally, use of less than the three required bank accounts must be approved by the United States Trustee.

NAME OF BANK: _____   BRANCH: _____

ACCOUNT NAME: _____   ACCOUNT NUMBER: _____

PURPOSE OF ACCOUNT: <u>OPERATING</u>

Ending Balance per Bank Statement _____
  Plus Total Amount of Outstanding Deposits _____
  Minus Total Amount of Outstanding Checks and Other Debits _____ *
  Minus Service Charges _____
Ending Balance per Check Register _____ **(a)

*Debit cards are used by _____

** If Closing Balance is negative, provide explanation: _____

The following disbursements were paid in Cash (do not include items reported as Petty Cash on Attachment 4D): ☐   Check here if cash disbursements were authorized by United States Trustee

Date	Amount	Payee	Purpose	Reason for Cash Disbursement
_____	_____	_____	_____	_____
_____	_____	_____	_____	_____
_____	_____	_____	_____	_____
_____	_____	_____	_____	_____
_____	_____	_____	_____	_____

TRANSFERS BETWEEN DEBTOR IN POSSESSION ACCOUNTS
"Total Amount of Outstanding Checks and Other Debits", listed above, includes:

_____ Transferred to Payroll Account
_____ Transferred to Tax Account

(a) The total of this line on Attachment 4A, 4B amd 4C plus the total of 4D must equal the amount reported as "Ending Balance" on Schedule of Receipts and Disbursements (Page MOR-2, Line 7)

SUMMARY OF BANK ACTIVITY - PAYROLL ACCOUNT

Name of Debtor: <u>MORRIS PUBLISHING GROUP LLC, ET AL</u>   Case Number: <u>10-10134</u>

Reporting Period Beginning: <u>1/19/2010</u>   Period Ending: <u>2/28/2010</u>

SEE ATTACHED "SUMMARY OF BANK ACTIVITY" SCHEDULE

Attach a copy of current month bank statement and bank reconciliation to this Summary of Bank Activity.   A standard bank reconciliation form can be found at http://www.usdoj.gov/ust/r2/reg_info.htm. If bank accounts other than the three required by the United States Trustee Program are necessary, permission must be obtained from the United States Trustee prior to opening the accounts. Additionally, use of less than the three required bank accounts must be approved by the United States Trustee.

NAME OF BANK: _____   BRANCH: _____

ACCOUNT NAME: _____   ACCOUNT NUMBER: _____

PURPOSE OF ACCOUNT: <u>PAYROLL</u>

Ending Balance per Bank Statement _____
   Plus Total Amount of Outstanding Deposits _____
   Minus Total Amount of Outstanding Checks and Other Debits _____ *
   Minus Service Charges _____
Ending Balance per Check Register _____ **(a)

*Debit cards are used by _____

** If Closing Balance is negative, provide explanation: _____

The following disbursements were paid in Cash (do not include items reported as Petty Cash on Attachment 4D): ☐ Check here if cash disbursements were authorized by United States Trustee)

Date	Amount	Payee	Purpose	Reason for Cash Disbursement

The following non-payroll disbursements were made from this account:

Date	Amount	Payee	Purpose	Reason for Cash Disbursement from this account

(a) The total of this line on Attachment 4A, 4B amd 4C plus the total of 4D must equal the amount reported as "Ending Balance" on Schedule of Receipts and Disbursements (Page MOR-2, Line 7)

SUMMARY OF BANK ACTIVITY - TAX ACCOUNT

NOT APPLICABLE; NO SEPARATE TAX ACCOUNT

Name of Debtor: <u>MORRIS PUBLISHING GROUP LLC, ET AL</u>   Case Number: <u>10-10134</u>

Reporting Period Beginning: <u>1/19/2010</u>   Period Ending: <u>2/28/2010</u>

SEE ATTACHED "SUMMARY OF BANK ACTIVITY" SCHEDULE

Attach a copy of current month bank statement and bank reconciliation to this Summary of Bank Activity. A standard bank reconciliation form can be found at http://www.usdoj.gov/ust/r2/reg_info.htm. If bank accounts other than the three required by the United States Trustee Program are necessary, permission must be obtained from the United States Trustee prior to opening the accounts. Additionally, use of less than the three required bank accounts must be approved by the United States Trustee.

NAME OF BANK: _____   BRANCH: _____

ACCOUNT NAME: _____   ACCOUNT NUMBER: _____

PURPOSE OF ACCOUNT: <u>TAX</u>

Ending Balance per Bank Statement	_____
Plus Total Amount of Outstanding Deposits	_____
Minus Total Amount of Outstanding Checks and Other Debits	_____ *
Minus Service Charges	_____
Ending Balance per Check Register	_____ **(a)

*Debit cards are used by _____

** If Closing Balance is negative, provide explanation: _____

The following disbursements were paid in Cash (do not include items reported as Petty Cash on Attachment 4D):   ☐   Check here if cash disbursements were authorized by United States Trustee)

Date	Amount	Payee	Purpose	Reason for Cash Disbursement
_____	_____	_____	_____	_____
_____	_____	_____	_____	_____
_____	_____	_____	_____	_____
_____	_____	_____	_____	_____

The following non-payroll disbursements were made from this account:

Date	Amount	Payee	Purpose	Reason for Cash Disbursement from this account
_____	_____	_____	_____	_____
_____	_____	_____	_____	_____
_____	_____	_____	_____	_____
_____	_____	_____	_____	_____

(a) The total of this line on Attachment 4A, 4B amd 4C plus the total of 4D must equal the amount reported as "Ending Balance" on Schedule of Receipts and Disbursements (Page MOR-2, Line 7)

MORRIS PUBLISHING GROUP, ET AL
SUMMARY OF BANK ACTIVITY
JAN 19 - FEB 28, 2010

Debtor & Case No. →	Morris Publishing Group, LLC (Case No. 10-10134)								
Account Name →	Master Wachovia Account	Morris Publishing Corp. A/P	Morris Publishing Corp. P/R	Mstar Morris Pub P/R	Mstar FICA A/P	Morris Pub Third Party Draft	Subscriber Lockbox	Morris Pub Deposit	Advertiser Lockbox
Account Number →	#*****5961	#*****6070	#*****6083	#*****0063	#*****0254	#*****2180	#*****3361	#*****3446	#*****3374
Name of Bank	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia
Branch (if known)	Corp Customer Service	Corp Customer Service	Corp Customer Service	Corp Customer Service	Corp Customer Service	Corp Customer Service	Corp Customer Service	Corp Customer Service	Corp Customer Service
Purpose of Account	Operating	Operating	Payroll	Payroll	Operating	Operating	Operating	Operating	Operating
Ending Balance per Bank Statement	$ 29,345,807.03	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Plus Total Amount of Outstanding Deposits						$ 832.26			
Minus Total Amount of Outstanding Checks & Other Debits*				$ (52,115.57)	$ (6,722.52)				$ (4,908.60)
Minus Service Charges									
Ending Balance per Check Register**(a)	$ 29,345,807.03	$ -	$ -	$ (52,115.57)	$ (6,722.52)	$ 832.26	$ -	$ -	$ (4,908.60)
*Debit Cards (if any) are Used By:	None	None	None	None	None	None	None	None	None
**If Ending Balance is Negative, Provide Explanation:	N/A	N/A	N/A	Account is a zero balance account (ZBA) disbursement	Account is a zero balance account (ZBA) disbursement	N/A	N/A	N/A	Account is a zero balance account (ZBA) disbursement
Any Disbursements Made in Cash? (do not include items reported as Petty Cash on Attachment 4D) If so, list below	None	None	None	None	None	None	None	None	None
Transfers Between DIP Accounts (if any) "Total Amount of Outstanding Checks & Other Debits" listed above includes:									
Amount Transferred to Payroll Account	None	None	None	None	None	None	None	None	None
Amount Transferred to Tax Account	None	None	None	None	None	None	None	None	None
Non-Payroll Disbursements Made from This Account (if any, if applicable)	N/A	N/A	None	None	None	N/A	N/A	N/A	N/A

Note: Morris Publishing Group, LLC and its subsidiaries use a centralized cash management system so all bank activity and cash flows are through the Morris Publishing Group, LLC entity.

(a) - The total of this line on Attachment 4A, 4B and 4C plus the total of 4D must equal the amount reported as "Ending Balance" on the Schedule of Receipts & Disbursements (MOR-2, Line 7)

MORRIS PUBLISHING GROUP, ET
SUMMARY OF BANK ACTIVITY
JAN 19 - FEB 28, 2010

Debtor & Case No. →	Morris Publishing Group, LLC (Case No. 10-10134)								
Account Name →	SSC Credit Card Deposit	Savannah Deposit	St. Aug Deposit	St. Aug Credit Card Depository	SSC Athens Deposit	Brainerd Electronic Deposit	Juneau Electronic Deposit	Kenai Electronic Deposit	Augusta Credit Card Deposit
Account Number →	#*****5945	#*****2816	#*****2728	#*****2731	#*****6588	#*****6708	#*****6876	#*****6889	#*****7833
Name of Bank	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia
Branch (if known)	Corp Customer Service	Traffic Circle, 3507 West Bay St, Savannah, GA	State Rd 312, 1919 US Hwy 1 S, St. Augustine, FL	State Rd 312, 1919 US Hwy 1 S, St. Augustine, FL	202 College Ave, Athens, GA				
Purpose of Account	Operating	Operating	Operating	Operating	Operating	Operating	Operating	Operating	Operating
Ending Balance per Bank Statement	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Plus Total Amount of Outstanding Deposits		$ 76,213.66	$ 2,547.51	$ 7,587.06	$ 106.39	$ 2,806.53		$ 10,435.65	$ 13,335.82
Minus Total Amount of Outstanding Checks & Other Debits*	$ (654.78)	$ (349.49)		$ (170.53)			$ (198.12)		$ (2,192.43)
Minus Service Charges									
Ending Balance per Check Register**(a)	$ (654.78)	$ 75,864.17	$ 2,547.51	$ 7,416.53	$ 106.39	$ 2,806.53	$ (198.12)	$ 10,435.65	$ 11,143.39
*Debit Cards (if any) are Used By:	None	None	None	None	None	None	None	None	None
**If Ending Balance is Negative, Provide Explanation:	Account is a zero balance account (ZBA) disbursement	N/A	N/A	N/A	N/A	N/A	Account is a zero balance account (ZBA) disbursement	N/A	N/A
Any Disbursements Made in Cash? (do not include items reported as Petty Cash on Attachment 4D) If so, list below	None	None	None	None	None	None	None	None	None
Transfers Between DIP Accounts (if any) "Total Amount of Outstanding Checks & Other Debits" listed above includes:									
Amount Transferred to Payroll Account	None	None	None	None	None	None	None	None	None
Amount Transferred to Tax Account	None	None	None	None	None	None	None	None	None
Non-Payroll Disbursements Made from This Account (if any, if applicable)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Note: Morris Publishing Group, LLC and its subsidiaries use a centralized cash management system so all bank activity and cash flows are through the Morris Publishing Group, LLC entity.

(a) - The total of this line on Attachment 4A, 4B and 4C plus the total of 4D must equal the amount reported as "Ending Balance" on the Schedule of Receipts & Disbursements (MOR-2, Line 7)

MORRIS PUBLISHING GROUP, ET
SUMMARY OF BANK ACTIVITY
JAN 19 - FEB 28, 2010

Debtor & Case No. →	Morris Publishing Group, LLC (Case No. 10-10134)								
Account Name →	Skirt! Magazine Deposit	Log Cabin Democrat Electronic Deposit	Aug Chronicle Deposit	Augusta Magazine Deposit	Times Union Credit Card Deposit	Lubbock Electronic Deposit	Times Union Deposit	Master Wells Fargo Account	Brainerd Daily Dispatch Deposit
Account Number →	#*****8531	#*****7911	#*****3336	#*****2834	#*****1805	#*****1609	#*****5594	#*****2352	#*****4985
Name of Bank	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wells Fargo	Wells Fargo
Branch (if known)					Enterprise Tower, 225 Water St 1st Floor, Jacksonville, FL		Enterprise Tower, 225 Water St 1st Floor, Jacksonville, FL		Brainerd, MN
Purpose of Account	Operating	Operating	Operating	Operating	Operating	Operating	Operating	Operating	Operating
Ending Balance per Bank Statement	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 209,970.62	$ -
Plus Total Amount of Outstanding Deposits		$ 10,036.21	$ 46,878.99	$ 403.41	$ 32,159.52	$ 12,881.77	$ 40,143.02		$ 3,387.19
Minus Total Amount of Outstanding Checks & Other Debits*					$ (1,437.88)		$ (167.66)		
Minus Service Charges									
Ending Balance per Check Register**(a)	$ -	$ 10,036.21	$ 46,878.99	$ 403.41	$ 30,721.64	$ 12,881.77	$ 39,975.36	$ 209,970.62	$ 3,387.19
*Debit Cards (if any) are Used By:	None	None	None	None	None	None	None	None	None
**If Ending Balance is Negative, Provide Explanation:	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Any Disbursements Made in Cash? (do not include items reported as Petty Cash on Attachment 4D) If so, list below	None	None	None	None	None	None	None	None	None
Transfers Between DIP Accounts (if any) "Total Amount of Outstanding Checks & Other Debits" listed above includes:									
Amount Transferred to Payroll Account	None	None	None	None	None	None	None	None	None
Amount Transferred to Tax Account	None	None	None	None	None	None	None	None	None
Non-Payroll Disbursements Made from This Account (if any, if applicable)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Note: Morris Publishing Group, LLC and its subsidiaries use a centralized cash management system so all bank activity and cash flows are through the Morris Publishing Group, LLC entity.

(a) - The total of this line on Attachment 4A, 4B and 4C plus the total of 4D must equal the amount reported as "Ending Balance" on the Schedule of Receipts & Disbursements (MOR-2, Line 7)

MORRIS PUBLISHING GROUP, ET
SUMMARY OF BANK ACTIVITY
JAN 19 - FEB 28, 2010

Debtor & Case No. →	Morris Publishing Group, LLC (Case No. 10-10134)								
Account Name →	Echo Publishing & Printing Deposit	Homer News Deposit	Lubbock Avalanche Journal Deposit	Amarillo Globe News Deposit	MCC Newspapers Deposit	Topeka Capital Journal Deposit	Sylvania Telephone Deposit	SE Newspapers Co. Peninsula Clarion Deposit	SE Newspapers Co. Juneau Empire Deposit
Account Number →	#*****5008	#*****5065	#*****5743	#*****8890	#*****7822	#*****2731	#*****043-0	#*****6681	#*****1407
Name of Bank	Wells Fargo	Wells Fargo	Wells Fargo	Amarillo National Bank	Capital City Bank	Corefirst Bank & Trust	Farmers & Merchants	First National Bank of Alaska	First National Bank of Alaska
Branch (if known)	Pequot Lakes, MN	88 Sterling Hwy, Homer, AK						11408 Kenai Spur Hwy, Kenai AK	
Purpose of Account	Operating	Operating	Operating	Operating	Operating	Operating	Operating	Operating	Operating
Ending Balance per Bank Statement	$ -	$ -	$ -	$ 156,818.70	$ 12,061.90	$ 70,106.50	$ 5,693.30	$ 32,426.51	$ 10,007.62
Plus Total Amount of Outstanding Deposits	$ 6,260.59	$ 2,064.35		$ 141,294.86		$ 4,708.04			$ 52,271.33
Minus Total Amount of Outstanding Checks & Other Debits*	$ (1,703.77)	$ (2.68)	$ (13,035.16)	$ (1,202.36)		$ (8,936.15)	$ (1,710.41)	$ (7,327.10)	
Minus Service Charges Ending Balance per Check Register**(a)	$ 4,556.82	$ 2,061.67	$ (13,035.16)	$ 296,911.20	$ 12,061.90	$ 65,878.39	$ 3,982.89	$ 25,099.41	$ 62,278.95
*Debit Cards (if any) are Used By:	None	None	None	None	None	None	None	None	None
**If Ending Balance is Negative, Provide Explanation:	N/A	N/A	Account is a zero balance account (ZBA) disbursement	N/A	N/A	N/A	N/A	N/A	N/A
Any Disbursements Made in Cash? (do not include items reported as Petty Cash on Attachment 4D) If so, list below	None	None	None	None	None	None	None	None	None
Transfers Between DIP Accounts (if any) "Total Amount of Outstanding Checks & Other Debits" listed above includes:									
Amount Transferred to Payroll Account	None	None	None	None	None	None	None	None	None
Amount Transferred to Tax Account	None	None	None	None	None	None	None	None	None
Non-Payroll Disbursements Made from This Account (if any, if applicable)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Note: Morris Publishing Group, LLC and its subsidiaries use a centralized cash management system so all bank activity and cash flows are through the Morris Publishing Group, LLC entity.

(a) - The total of this line on Attachment 4A, 4B and 4C plus the total of 4D must equal the amount reported as "Ending Balance" on the Schedule of Receipts & Disbursements (MOR-2, Line 7)

MORRIS PUBLISHING GROUP, ET
SUMMARY OF BANK ACTIVITY
JAN 19 - FEB 28, 2010

Debtor & Case No. →	Morris Publishing Group, LLC (Case No. 10-10134)						
Account Name →	Log Cabin Democrat Deposit	The Jefferson Reporter Deposit	Morris Publishing Group Deposit	Morris Publishing Group Credit Card Account	Jasper County Sun Deposit	Jacksonville Redfish Deposit	Total
Account Number →	#*****4386	#*****0551	#*****3153	#******4732	#*****0674	#******7001	
Name of Bank	First Security Conway	Queensborough National Bank	Regions Bank	CB & T	SCBT	Fifth Third Bank	
Branch (if known)							
Purpose of Account	Operating	Operating	Operating	Operating	Operating	Operating	
Ending Balance per Bank Statement	$ 32,147.99	$ 8,474.58	$ 12,379.62	$ 250,013.77	$ 6,737.60	$ 5,381.44	$ 30,158,027.18
Plus Total Amount of Outstanding Deposits	$ 29,386.84	$ 332.91			$ 81.81		$ 496,155.72
Minus Total Amount of Outstanding Checks & Other Debits*			$ (3,993.37)				$ (106,828.58)
Minus Service Charges							$ -
Ending Balance per Check Register**(a)	$ 61,534.83	$ 8,807.49	$ 8,386.25	$ 250,013.77	$ 6,819.41	$ 5,381.44	$ 30,547,354.32
*Debit Cards (if any) are Used By:	None	None	None	None	None	None	
**If Ending Balance is Negative, Provide Explanation:	N/A	N/A	N/A	N/A	N/A	N/A	
Any Disbursements Made in Cash? (do not include items reported as Petty Cash on Attachment 4D) If so, list below	None	None	None	None	None	None	
Transfers Between DIP Accounts (if any) "Total Amount of Outstanding Checks & Other Debits" listed above includes:							
Amount Transferred to Payroll Account	None	None	None	None	None	None	
Amount Transferred to Tax Account	None	None	None	None	None	None	
Non-Payroll Disbursements Made from This Account (if any, if applicable)	N/A	N/A	N/A	N/A	N/A	N/A	

Note: Morris Publishing Group, LLC and its subsidiaries use a centralized cash management system so all bank activity and cash flows are through the Morris Publishing Group, LLC entity.

(a) - The total of this line on Attachment 4A, 4B and 4C plus the total of 4D must equal the amount reported as "Ending Balance" on the Schedule of Receipts & Disbursements (MOR-2, Line 7)

INVESTMENT ACCOUNTS AND PETTY CASH REPORT

INVESTMENT ACCOUNTS

Each savings and investment account, i.e. certificates of deposits, money market accounts, stocks and and bonds, etc., should be listed separately. Attach copies of account statements.

Type of Negotiable Instrument	Face Value	Purchase Price	Date of Purchase	Current Market Value
NONE				
TOTAL				$ - (a)

PETTY CASH REPORT

The following Petty Cash Drawers/Accounts are maintained:

Location of Box/Account	(Column 2) Maximum Amount of Cash in Drawer/Acct.	(Column 3) Amount of Petty Cash on Hand At End of Month	(Column 4) Difference between (Column 2) and (Column 3)
Amarillo, TX	$ 1,050	$ 1,050	$ -
Athens, GA	450	450	(0)
Augusta, GA	2,900	2,900	-
Brainerd, MN	50	600	(550)
Conway, AR	200	198	2
Homer, AK	280	280	-
Jacksonville, FL	4,550	4,550	-
Juneau, AK	1,500	2,295	(795)
Kenai, AK	300	300	-
Lubbock, TX	2,500	4,050	(1,550)
St. Augustine, FL	950	950	-
Savannah, GA	1,800	1,800	-
Topeka, KS	700	700	-
Barnwell, SC	$ 1,155	$ 1,155	$ (0)

TOTAL $ 21,278.68   (b)

For any Petty Cash Disbursements over $100 per transaction, attach copies of receipts. If there are no receipts, provide an explanation
EXHIBIT PAGES ARE VOLUMINOUS & HAVE BEEN PURPOSELY OMITTED

TOTAL INVESTMENT ACCOUNTS AND PETTY CASH (a+b) $ 21,278.68 (c)

(c) The total of this line on Attachment 4A, 4B and 4C plus the total of 4D must equal the amount reported as "Ending Balance" on Schedule of Receipts and Disbursements (Page MOR-2, Line 7).

ATTACHMENT 5A

CHECK REGISTER - OPERATING ACCOUNT

Name of Debtor: <u>MORRIS PUBLISHING GROUP LLC, ET AL</u>   Case Number: <u>10-10134</u>

Reporting Period Beginning: <u>1/19/2010</u>   Period Ending: <u>2/28/2010</u>

NAME OF BANK ACCOUNT: _____   BRANCH: _____

ACCOUNT NAME: **SEE ATTACHED "SUMMARY OF BANK ACTIVITY" SCHEDULE**

ACCOUNT NUMBER: _____

PURPOSE OF ACCOUNT: OPERATING

Account for all disbursements, including voids, lost checks, stop payments, etc. In the alternative, a computer generated check register can be attached to this report, provided all the information requested below is included.

Date	Check Number	Payee	Purpose	Amount
EXHIBIT PAGES ARE VOLUMINOUS & HAVE BEEN PURPOSELY OMITTED				

TOTAL $ -

ATTACHMENT 5B

CHECK REGISTER - PAYROLL ACCOUNT

Name of Debtor: <u>MORRIS PUBLISHING GROUP LLC, ET AL</u>   Case Number: <u>10-10134</u>

Reporting Period Beginning: <u>1/19/2010</u>   Period Ending: <u>2/28/2010</u>

NAME OF BANK ACCOUNT: _____   BRANCH: _____

ACCOUNT NAME: <u>**SEE ATTACHED "SUMMARY OF BANK ACTIVITY" SCHEDULE**</u>

ACCOUNT NUMBER: _____

PURPOSE OF ACCOUNT: <u>PAYROLL</u>

Account for all disbursements, including voids, lost checks, stop payments, etc. In the alternative, a computer generated check register can be attached to this report, provided all the information requested below is included.

Date	Check Number	Payee	Purpose	Amount
EXHIBIT PAGES ARE VOLUMINOUS & HAVE BEEN PURPOSELY OMITTED				

TOTAL $ -

CHECK REGISTER - TAX ACCOUNT

NOT APPLICABLE; NO SEPARATE TAX ACCOUNT

Name of Debtor: <u>MORRIS PUBLISHING GROUP LLC, ET AL</u>   Case Number: <u>10-10134</u>

Reporting Period Beginning: <u>1/19/2010</u>   Period Ending: <u>2/28/2010</u>

NAME OF BANK ACCOUNT: _____   BRANCH: _____

ACCOUNT NAME: _____   ACCOUNT # _____

ACCOUNT NUMBER: **SEE ATTACHED "SUMMARY OF BANK ACTIVITY" SCHEDULE**

PURPOSE OF ACCOUNT: <u>TAX</u>

Account for all disbursements, including voids, lost checks, stop payments, etc. In the alternative, a computer generated check register can be attached to this report, provided all the information requested below is included.

Date	Check Number	Payee	Purpose	Amount
EXHIBIT PAGES ARE VOLUMINOUS & HAVE BEEN PURPOSELY OMITTED				
TOTAL				$ 3,420,196.00 (d)

SUMMARY OF TAXES PAID

Payroll Taxes Paid	$ 2,632,984.00	(a)
Sales & Use Taxes Paid	545,730.00	(b)
Other Taxes Paid	241,482.00	(c)
TOTAL	$ 3,420,196.00	(d)

(a) This number is reported in the "Current Period" column of Schedule of Receipts and Disbursements (Page MOR-2, Line 5O).

(b) This number is reported in the "Current Period" column of Schedule of Receipts and Disbursements (Page MOR-2, Line 5P).

(c) This number is reported in the "Current Period" column of Schedule of Receipts and Disbursements (Page MOR-2, Line 5Q).

(d) These two lines must be equal.

MONTHLY TAX REPORT

Name of Debtor: MORRIS PUBLISHING GROUP LLC, ET AL   Case Number: 10-10134

Reporting Period Beginning: 1/19/2010   Period Ending: 2/28/2010

TAXES OWED AND DUE

Report all unpaid post-petition taxes including Federal and State Withholding FICA, State sales tax, property tax, unemployment tax, State workmen's compensation, etc.

Name of Taxing Authority	Date Payment Due	Description Description	Amount	Date Last Tax Return Filed	Tax Return Period
ALL TAXES HAVE BEEN & CONTINUE TO BE PAID IN THE NORMAL COURSE PURSUANT TO VARIOUS COURT ORDERS AND PLAN OF REORGANIZATION.					

TOTAL $ -

ATTACHMENT 7

SUMMARY OF OFFICER OR OWNER COMPENSATION

SUMMARY OF PERSONNEL AND INSURANCE COVERAGES

Name of Debtor: MORRIS PUBLISHING GROUP LLC, ET AL   Case Number: 10-10134

Reporting Period Beginning: 1/19/2010   Period Ending: 2/28/2010

Report all forms of compensation receivved by or paid on behalf of the Officer or Owner during the month. Include car allowances, payments to retirement plans, loan repayments, payments of Officer/Owner's personal expenses, insurance premium payments, etc. Do not include reimbursement for business expenses Officer or Owner incurred and for which detailed receipts are maintained in the accounting records.

Name of Officer or Owner	Title	Payment Description	Amount Paid During Period
James C. Currow	EVP	Salary & Benefits	$61,190

PERSONNEL REPORT

	Full Time	Part Time
Number of employees at beginning of period	1,847	335
Number hired during the period	34	27
Number terminated or resigned during period	(61)	(29)
Number of employees on payroll at end of period	1,820	333

CONFIRMATION OF INSURANCE

List all policies of insurance in effect, including but not limited to workers' compensation, liability, fire, theft, comprehensive, vehicle, health and life. For the first report, attach a copy of the declaration sheet for each type of insurance. For subsequent reports, attach a certificate of insurance for any policy in which a change occurs during the month (new carrier, increased policy limits, renewal, etc.).

Agent and/or Carrier	Phone Number	Policy Number	Coverage Type	Expiration Date	Date Premium Due
SEE ATTACHED SCHEDULE OF INSURANCES.					

The following lapse in insurance coverage occurred this month:

Policy Type	Date Lapsed	Date Reinstated	Reason for lapse
NONE.			

☐ **Check here if U.S. Trustee has been listed as Certificate Holder for all insurance purposes**

COVERAGE	POLICY NUMBER	EFF. DATES	LIMITS OF LIABILITY		CARRIER	DEDUCTIBLE/RETENTION
Property	KTJ-CMB-296T055-4-09	2/19/09-10	**Property Limits** $300,000,000 Policy Limit *Subject to various perils sublimits and deductibles*		**Travelers Property Casualty Company of America**	*Deductibles:* $250,000 PD & BI "All Other Perils"
General Liability	TJEXGL-394J840-5-09	12/31/09-10	**General Liability Limits** $1,250,000 Each Occurrence $4,000,000 General Aggregate $1,000,000 Pers./Adv. Injury Liability $2,000,000 Prod/Comp. Ops Aggregate $1,000,000 PD to Leased Premises $10,000 Medical Payments		**Travelers Property Casualty Company of America**	*Self Insured Retention:* $250,000 Each Occurrence $250,000 Pers. & Adv. Injury $250,000 Fire Damage $250,000 Employee Benefits Liability
Employee Benefits Liability Retro Date: 9/1/87			**Employee Benefits Liability Limits** $1,000,000 Each Wrongful Act $1,000,000 Aggregate			
Automobile Liability	TC2JCAP-394J841-7-09	12/31/09-10	**Automobile Liability Limits** $2,000,000 Combined Single Limit $10,000 MedPay $1,000,000 Uninsured Motorists		**Travelers Property Casualty Company of America**	*Deductibles:* $250,000 Each Occurrence $450,000 Clash Deductible *(when accident involves both AL & WC)*
Workers Compensation/ Employers Liability	TTC2HUB-395J270-7-09 **Deductible Policy** TRJUB-487D291-2-09 **Retro Policy**	12/31/09-10	**Coverage A - Workers Compensation** Statutory Benefits **Coverage B - Employers Liability** $1,000,000 Bodily Injury by Accident, Each Accident $1,000,000 Bodily Injury by Disease, Each Employee $1,000,000 Bodily Injury by Disease, Policy Limit		**Charter Oak Fire Insurance Company** **Travelers Property Casualty Company of America**	*Deductibles:* $350,000 Each Occurrence $450,000 Clash Deductible *(when accident involves both AL & WC)*
Primary Umbrella Liability	AUC930803307	12/31/09-10	$35,000,000 Each Occurrence Limit $35,000,000 General Aggregate Limit		**American Guaranty (Zurich)**	
1st Excess Umbrella Liability	EXC 8634932	12/31/09-10	$15,000,000 xs $35,000,000 Each Occurrence Limit $15,000,000 xs $35,000,000 General Aggregate Limit		**Great American Insurance Company**	
2nd Excess Umbrella Liability	ECO(09)53581808	12/31/09-10	$25,000,000 xs $50,000,000 Each Occurrence Limit $25,000,000 xs $50,000,000 General Aggregate Limit		**Ohio Casualty Insurance Company**	
Primary Directors & Officers Liability	8107-9416	3/31/09-10	$5,000,000 Each Occurrence & Aggregate		**Federal Insurance Co.**	$500,000
1st Excess Directors & Officers Liability	01-770-87-20	4/14/09-3/31/10	$5,000,000 xs $5,000,000 Each Occurrence & Aggregate		**National Union Fire Insurance Co.**	
2nd Excess Directors & Officers Liability	017760902001	4/16/09-3/31/10	$5,000,000 xs $10,000,000 Each Occurrence & Aggregate		**Ironshore Indemnity Inc.**	
3rd Excess Directors & Officers Liability	02-417-82-24	6/25/09-3/31/10	$5,000,000 xs $15,000,000 Each Occurrence & Aggregate		**National Union Fire Insurance Co.**	
Crime	8211-1962	12/31/09-10	$3,000,000 Each Occurrence		**Federal Insurance Company**	$250,000
Fiduciary Liability	EC06801604	12/31/09-10	$15,000,000 Each Occurrence & Aggregate		**Travelers Casualty & Surety Co. of America**	$25,000
Employment Practice Liability	EC06801603	12/31/09-10	$10,000,000 Each Occurrence & Aggregate		**St. Paul Mercury Insuracne Company**	$1,000,000
News Media Liability	8167-7897	12/31/09-10	$5,000,000 Each Occurrence & Aggregate		**Executive Risk Indemnity**	$100,000
Special Crime	8211-1962	12/31/09-10	$5,000,000 Each Occurrence		**Federal Insurance Company**	$0

ATTACHMENT 8

SIGNIFICANT DEVELOPMENTS DURING REPORTING PERIOD

Information to be provided on this page, includes, but is not limited to: (1) financial transactions that are not reported on this report, such as the sale of real estate *(attach closing statement)* ; (2) non-financial transactions, such as the substitution of assets or collateral; (3) modifications to loan agreements; (4) change in senior management, etc.   Attach any relevant documents.

PLAN OF REORGANIZATION APPROVED BY COURT ON 2/17/10; PLAN EFFECTIVE DATE WAS 3/1/10.

We anticipate filing a Plan of Reorganization and Disclosure Statement on or before: see above.